ING USA Annuity and Life Insurance Company
and its Separate Account B

ING Rollover Choice^{SM} Variable Annuity

Supplement dated May 1, 2007 to the
Contract Prospectus dated April 30, 2007

This supplement updates certain information contained in your Contract Prospectus. Please read it carefully and keep it with your current Contract Prospectus for future reference.

1. Effective November 6, 2006, the ING Diversified International Fund (Class R) was made available for investment under the contract. The fund was subsequently closed to new investment effective April 26, 2007, and no further purchase payments or reallocations into the subaccount investing in this fund may be made after this date.

   The ING Diversified International Fund is structured as a fund of funds that invests directly in shares of underlying funds. The fund may have higher fees and expenses than a fund that invests directly in debt and equity securities because it also incurs the fees and expenses of the underlying funds in which it invests. The fund is an affiliated fund, and the underlying funds in which it invests may be affiliated as well. The fund's prospectus discloses the aggregate annual operating expenses of the fund and its corresponding underlying fund or funds.

2. The minimum and maximum total annual fund operating expenses shown in the Contract Prospectus did not change with the addition of the ING Diversified International Fund. Therefore, there is no change to the hypothetical examples shown in the Contract Prospectus.

3. The following information is added to Appendix B – The Funds in the Contract Prospectus:

Fund Name	Investment Adviser/Subadviser	Investment Objective(s)
ING Mutual Funds – ING Diversified International Fund	ING Investments, LLC **Consultant:** ING Investment Management Co.	Seeks long term capital growth.